CONCORDE INTERNATIONAL GROUP LTD

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

June 26, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer

Angela Lumley

Jenna Hough

Dietrich King

Re:	Concorde International Group Ltd.

Draft Registration Statement on Form F-1

Submitted March 20, 2024

CIK No. 0002001794

Ladies and Gentlemen:

We hereby submit the responses of Concorde International Group Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 16, 2024, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form F-1 confidentially submitted on March 20, 2024. Concurrently with the submission of this letter, the Company is submitting a revised draft of the Registration Statement (the “Draft No. 2”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1 submitted March 20, 2024

Cover Page

1.	We note your disclosure that you will be a “controlled company” under the Nasdaq Capital Market or the NYSE American and that you intend to avail yourself of the controlled company exemptions under the Nasdaq or NYSE rule. Please add this disclosure to the prospectus summary and the description of your securities. Please also add a risk factor to address the potential risks associated with being a controlled company.

RESPONSE: In response to the Staff’s comments, we have added the “controlled company” related disclosure to the prospectus summary. We have also added a risk factor titled “As a controlled company, we are not subject to all of the corporate governance rules of [the Nasdaq Capital Market/the NYSE American].” to address the potential risks associated with being a controlled company.

Prospectus Summary, page 1

2.	In the second paragraph of the Overview section starting on page 1, please revise the following sentence to clarify the claim you are trying to convey: “With our technological inventive solution, we deliver a higher level of security performance with headcount uplifted of higher skillset, better reward as well as much sought after work-life balances for the new era security workforce.”

RESPONSE: In response to the Staff’s comments, we have revised the above-mentioned sentence to clarify the claim we are trying to convey.

Our Products and Services, page 2

3.	Please explain here, in plain English, how your i-Guarding services work and why they confer the benefits you claim, such as manpower efficiency and enhanced service delivery. In doing, please describe how your services are different from traditional security services.

RESPONSE: In response to the Staff’s comments, we have revised our disclosure on page 2 to illustrate how our i-Guarding services work and why they confer the benefits we claim, such as manpower efficiency and enhanced service delivery. We have described how our services differ from traditional security services.

Our Growth Strategies, page 3

4.	In the first bullet, please explain why and how monthly recurring revenue improves your profitability. In addition, please address, if true, that to date you have not achieved profitability (i.e., net income). In this regard, we note your financial statements reflect net losses, and your auditor has expressed doubt about your ability to continue as a going concern. Please make conforming revisions to the business section.

RESPONSE: In response to the Staff’s comments, we have revised the first bullet under “Our Growth Strategies” to explain why and how monthly recurring revenue improves our profitability.

5.	In the fourth bullet, please describe your plans to expand your geographical coverage and export your business model beyond Singapore within the next 24 months. In addition, please add a new subsection to the business section of the prospectus that discusses in detail your plans for expansion. At a minimum, the discussion should name the markets you have identified, set forth the expected timelines for expansion and quantify the approximate capital requirements as well as the plans for funding those requirements.

RESPONSE: In response to the Staff’s comments, we have revised the first bullet under “Our Growth Strategies” to describe our plans to expand our geographical coverage and export our business model beyond Singapore within the next 24 months. We have also added a new subsection to the business section of the prospectus that discusses in detail our plans for expansion.

Use of Proceeds, page 31

6.	The description of the use of proceeds here differs from the description of the use of proceeds on page 8 of the prospectus summary. Please revise your disclosure as necessary so that it is consistent.

RESPONSE: In response to the Staff’s comments, we have revised our disclosure on page 10 of the prospectus summary to be consistent with the description in the “Use of Proceeds” section on page 34.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

7.	Please clarify the basis for your belief that you are one of the “leading integrated security services providers in Singapore.” Please also revise elsewhere, such as in the prospectus summary and business sections, where you describe your company as “the leader” in the markets you serve (see, e.g., page 3).

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 36 to clarify the basis for our belief that we are one of the “leading integrated security services providers in Singapore.”

Liquidity and Capital Resources, page 41

8.	Please discuss here the debt summarized in footnote 10 to the financial statements.

RESPONSE: In response to the Staff’s comments, we have added the disclosure regarding the debt summarized in footnote 10 to the financial statements.

Related Party Transactions, page 68

9.	Please provide all of the information required by Item 404 of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we have revised Related Party Transactions to provide all of the information required by Item 404 of Regulation S-K.

Consolidated Statement of Profit or Loss and Other Comprehensive Income, page F-4

10.	It appears costs of sales excludes depreciation and amortization, resulting in a presentation of a “gross profit” subtotal before depreciation. For all periods presented, please revise to remove the “gross profit” subtotal and relabel “cost of revenue” to “cost of revenue, exclusive of depreciation shown separately below,” in accordance with the guidance in SAB Topic 11B. You should similarly revise your Results of Operation disclosures in MD&A.

RESPONSE: In response to the Staff’s comments, we have revised page F-4 to remove the “gross profit” subtotal and relabel “cost of revenue” to “cost of revenue, exclusive of depreciation and amortization shown separately below,” in accordance with the guidance in SAB Topic 11B.

Notes to the Consolidated Financial Statements

3. Significant accounting policies

3.4 Revenue recognition, page F-11

11.	We note from your disclosure here that I-Gurarding services revenue including products, installation and maintenance services are recognized at a point in time. Per the disclosure in Note 14 on page F-29, I-Guarding revenues represents approximately 99% of total revenues. This disclosure appears to be inconsistent with the table that presents "timing of transfer of goods or services" on page F-29 which states that a majority of the revenue is recognized over time. Please clarify or revise. In addition, we note per the disclosure on page 37 that 85% of the revenues were generated by annual recurring contracts. Please tell us how you determined your revenue recognition policy, including your consideration of revenue recognition over time in accordance with IFRS 9 paragraphs 35–37.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page F-11.

General

12.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that there are no written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +65 2960802 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Concorde International Group Ltd.

By:	/s/ Swee Kheng Chua
Name:	Swee Kheng Chua
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC

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